Exhibit 1

JOINT FILING AGREEMENT

This will confirm the agreement by and among all the undersigned that the Schedule 13G filed on or about this date and any amendments thereto with respect to the Common Stock, par value $0.01 per share, of Prairie Operating Co. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. This agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signature pages to follow]

Date: April 2, 2025

Bayswater Exploration & Production, LLC

By:	Bayswater Management Company LP, its manager

By:	/s/ Victor Wind
Name:	Victor Wind
Title:	Senior Vice President and Chief Financial Officer

Bayswater Management Company LP

By:	/s/ Victor Wind
Name:	Victor Wind
Title:	Senior Vice President and Chief Financial Officer

[Signature Page to Joint Filing Agreement]